Exhibit 7.2

THE KUDELSKI GROUP COMMENTS ON REJECTION OF ITS OFFER BY THE SPECIAL

COMMITTEE SET UP BY THE OPEN TV BOARD.

Cheseaux, Switzerland – June 4, 2009 - The Kudelski Group (SWX:KUD.VX) today issued the following comments on the recent statement issued by the Special Committee of the Board of Directors (“the Special Committee”) of OpenTV Corp. (“OpenTV”) (NASDAQ: OPTV) regarding the Kudelski Group’s (“Kudelski”) non-binding proposal to acquire all of the Class A ordinary shares of OpenTV not currently owned by Kudelski or its affiliates for $1.35 per share in cash.

Perspectives on Special Committee’s Response

Kudelski is disappointed by the Special Committee’s response, as it believes that the rejection of its proposal is not in the best interests of OpenTV’s minority shareholders, customers, partners and employees. Kudelski continues to firmly believe that its proposal would deliver superior value to OpenTV shareholders relative to other options currently available to them as stockholders of OpenTV as a stand-alone entity.

While Kudelski acknowledges the improvement in the financial performance of OpenTV following Kudelski’s acquisition of its controlling stake, it also recognizes that OpenTV faces serious strategic challenges which, if not addressed, will materially affect its revenues and margins. Kudelski believes these challenges were significantly underestimated by the Special Committee.

In particular, Kudelski believes that the Special Committee assessment relies exclusively on an overly optimistic and unrealistic outlook on both OpenTV’s future business prospects and the business as a whole. As a result, the Special Committee does not adequately take into account the economic impact of such challenges on the value of OpenTV and greatly discounted the scope and magnitude of the measures required to mitigate the risks faced by OpenTV. For example, Kudelski believes that the Special Committee’s assessment does not adequately take into account the impact of the market trends towards next generation set-top box software solutions, and the resulting significant decrease of OpenTV’s business volumes in a stand-alone scenario.

In addition, while Kudelski acknowledges the value of the OpenTV customer franchise and human capital, it also believes that it is vital for the long-term development of OpenTV business to significantly ramp up its investment, even at the expense of short term profitability.

Kudelski has voiced these concerns in the past but has been met repeatedly with reluctance and therefore has now no alternative moving forward except to act aggressively to mitigate these risks, under all circumstances. Kudelski believes that it is in all shareholders’ best interests for OpenTV to address these strategic concerns. Consequently, Kudelski intends to advocate through its board representation that OpenTV substantially increase its investment in next-generation solutions, mainly organically but also potentially through acquisitions, which will require a substantial portion of OpenTV’s currently available cash resources. While this strategy is likely to depress OpenTV’s financial performance over the next few years, such efforts and investments are required to insure OpenTV’s long-term success. Without such investments, Kudelski believes that the long-term viability of OpenTV’s business as a stand-alone entity is seriously in doubt.

Perspectives on Discovery’s Recent Public Disclosure

While waiting for the Special Committee’s response to its proposal, Kudelski elected not to comment publicly regarding Discovery Group’s (“Discovery”) amended 13D filing on April 2, 2009. However, Kudelski believes that it is now the appropriate time to convey its perspective, and urges shareholders to disregard Discovery Group’s analysis and conclusions. Under no circumstances would Kudelski offer the prices suggested by Discovery, having determined such prices to be significantly in excess of Kudelski’s view of the fair value of OpenTV.

Kudelski believes that Discovery’s analysis is fundamentally flawed and contains numerous inaccurate assumptions and misleading analysis, including:

•	Portraying the proposed transaction as a change of control;

•	Disregarding the significant risks that OpenTV faces;

•	Using unrealistic forecasts and assumptions as the foundation for its analysis;

•	Using historical valuation metrics and inappropriate comparables as a basis for measuring the fair value of OpenTV while ignoring business fundamentals;

•	Failing to acknowledge Kudelski’s continued contribution to OpenTV’s turnaround and the economic impact of a potential redirection of Kudelski’s efforts; and

•

Ignoring open-market transactions. Examples of such evidences include, for example, OpenTV’s share price at $1.00 at market close prior to Kudelski’s announcement, and the arm’s length average $1.09 price per share paid by Kudelski for the acquisition of more than 7.9 million publicly listed OpenTV shares between September 2007 and February 2008.

Stakeholder Feedback and Summary Conclusions

Kudelski has received favorable responses on the benefits of the proposed combination from several key customers and major shareholders. Customers have clearly stated to Kudelski that they strongly support the proposed combination, believing that a full integration of OpenTV and Nagravision provides the best platform for the long-term support of and investment in OpenTV’s product portfolio. Kudelski reiterates its commitment to remain OpenTV’s controlling shareholder and to protect its investment by undertaking all necessary measures to ensure its long-term success.

Based on Kudelski’s discussions with the Special Committee, Kudelski has concluded that continued discussions will not be fruitful and has therefore decided to withdraw its proposal and terminate discussions with the Special Committee.

About the Kudelski Group

The Kudelski Group (SWX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end hi-fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

Media Contact:

Daniel Herrera – Kudelski Group

+41 21 732 01 81

Investor Contact:

Santino Rumasuglia – Kudelski Group

+41 21 732 01 24

Amy Bilbija – MacKenzie Partners

+1 212-929-5802